Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

30 May 2014

PRIMA BIOMED TO HOST CONFERENCE CALL TO DISCUSS ABSTRACT PRESENTED AT

ASCO ON NEW INTERIM OVERALL SURVIVAL AND FINAL PROGRESSION FREE SURVIVAL

DATA FOR THE COMPANY’S CAN-003 TRIAL

Webcast to Include Dr. Heidi Gray, Lead Investigator, and Dr. Brad Monk, Chair of Prima’s Clinical Advisory Board.

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, “the Company”) today advised that the Company will host a conference call and webcast covering Dr. Heidi Gray’s oral presentation at the American Society of Clinical Oncology (“ASCO”) to be given on May 31, 2014 in Chicago, IL. The call and webcast will include discussions from both Dr. Gray and Dr. Monk on data presented at ASCO.

As earlier announced, the final CAN-003 progression free survival data and interim overall survival data was accepted for oral presentation by Dr. Heidi Gray at ASCO’s 2014 Annual Meeting. ASCO abstract #5504 entitled “Progression-free survival in ovarian cancer patients in second remission is improved with mucin 1-autologous dendritic cell therapy” is available at http://abstracts.asco.org/.

Webcast and Conference Call Details:

The call is scheduled for Tuesday, June 3rd at 11am (Sydney local time). This corresponds to Monday, June 2nd at 9pm U.S. Eastern daylight time. The conference call dial-in numbers are as follows:

Participant Numbers:

Australia Toll Free	1800 606 599
Australia Local	+61 2 9007 8047
Canada/USA	1 855 237 2970
Germany	0800 189 9369

The call will also be audio webcast with additional supplemental slides available via http://www.media-server.com/m/go/primabiomed-june-2014. Before launching the webcast, it is recommended to click on the link and then on “test your system configuration.” A replay of the webcast will be available through Prima’s website following the live event.

About the CAN-003 Clinical Trial

CAN-003 is a 63-patient phase 2 study evaluating the effects of CVac, as compared to an observational standard of care arm (OSC), in epithelial ovarian cancer patients in complete remission after first or second line treatment. In accordance with the protocol design, the first seven patients on the trial were all assigned to receive CVac in order to test the comparability of product manufacturing in a new facility.

The subsequent 56 patients were randomized 1:1 to either the CVac group or observational standard of care (OSC) and included in the intent-to-treat analysis. 36 patients were in first remission (19 patients were assigned to CVac and 17 to OSC) and 20 patients were in second remission (10 patients were each assigned to CVac or OSC). Final PFS data was analysed after thorough quality control reviews of investigator-evaluated progression and appropriate censoring of data from patients who had not progressed during the study.

The primary objectives of the trial are to determine the safety of CVac administration and to determine CVac’s effect on progression-free survival. Secondary objectives of the trial are to determine CVac’s effect of overall survival and to evaluate host immunologic responses to Cvac.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell- based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au     ABN: 90 009 237 889